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Medarex, Inc.
707 State Road, Suite 206
Princeton, NJ 08540-1437
609-430-2880
Fax: 609-430-2850
www.medarex.com                           June 7, 2001


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549
Mail Stop 3-9

Attention:  Jeffrey Riedler - Assistant Director

          Re:  Medarex, Inc. (the "Company")
               Application For Withdrawal of
               Registration Statement on Form S-3
               Filed on June 13, 2000
               File No. 333-39188
               ------------------

Dear Mr. Riedler:

          In response to your letter dated May 17, 2001, and pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), the Company hereby requests that the above-referenced Registration Statement (the "Registration Statement") be withdrawn from registration. Pursuant to the provisions of Rule 477 (c), please be advised that no securities have been sold in connection with the offering.

          The Registration Statement was originally filed to fulfill certain registration rights granted by the Company to one of its shareholders, Novartis Pharma AG ("Novartis"). All of the securities to be registered under the Registration Statement were to be offered and sold by Novartis. These registration rights terminated (subsequent to the filing of the Registration Statement) once the securities being registered under the Registration Statement became available for sale without volume limitation under Rule 144 of the Act. Since all of the securities currently held by Novartis may be sold without any volume limitation under Rule 144, the Company has no further obligation to register such securities. Therefore, the Company respectfully requests that the Commission consent to this application for withdrawal of the Registration Statement.

          If you have any questions, please do not hesitate to contact the undersigned.

                                    Very truly yours,

                                    /s/ W. Bradford Middlekauff
                                    W. Bradford Middlekauff
                                    Senior Vice President, General Counsel and
                                           Secretary